SIDLEY AUSTIN llp 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
mschmidtberger@sidley.com (212) 839-5458	FOUNDED 1866

August 7, 2008

Karen J. Garnett (Mail Stop 4561)
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Aspect Global Diversified Fund LP Pre-Effective Amendment No. 3 to Registration Statement on Form S-1 Filed May 23, 2008 SEC File No.: 333-148049

Dear Ms. Garnett:

Thank you for your comment letter dated June 10, 2008 addressed to Mr. Kenneth E. Steben of Steben & Company, Inc. (the “General Partner”) regarding the captioned registration statement (the “Registration Statement”) for Aspect Global Diversified Fund LP (the “Fund”).  This letter responds on behalf of the General Partner to the questions and comments you raised.  Each of your numbered questions and comments is set forth below in italics, with our response immediately following.  Capitalized terms used but not defined in this letter have the meaning given in the prospectus forming a part of the Registration Statement.

Break-Even Amounts for Each Series of Units, page 12

1.
The figures in this section are inconsistent with the figures presented in the break-even table on page 13.  Please revise to correct this discrepancy.  Please make corresponding changes throughout the registration statement as applicable.

Response:

We have revised the Registration Statement in response to the foregoing comment.

See pages 12 and 13.

Sidley Austin llp is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Karen J. Garnett
August 7, 2008

Exhibits

2.
It appears that counsel modified its legal opinion regarding the status of the units.  As currently written, the opinion now states that counsel is assuming the units will represent legally issued limited partner interests in the Partnership.  Please have counsel revise the opinion to address whether the Units will represent legally issued limited partner interests in the Partnership.

Response:

We have revised the Opinion filed as Exhibit 5.1 in response to the foregoing.

See Exhibit 5.1.

*           *           *           *           *

If you have any further questions or comments, please do not hesitate to call me at (212) 839-5458.

Very truly yours,

/s/ Michael J. Schmidtberger
Enclosure

cc:           Kenneth E. Steben
Barry Gainsburg, Esq.